FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 08TH, 2016

1.         DATE, TIME AND PLACE: On the 08th day of August of 2016, at 09:00 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company” or “CBD”), located at Avenida Brigadeiro Luís Antônio, No. 3.142, in the City of São Paulo, State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The call was waived for the attendance of all members of the Board of Directors, in accordance with paragraph second of article 15 of the Company’s Bylaws. All of the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diez Gómez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi Pereira dos Santos and Yves Desjacques. Also attending the meeting, as invitees, Mr. Caio Machado, partner of Chediak Advogados, legal advisor of the Company’s Board of Directors’ Special Committee, constituted by resolution approved by the Board of Directors at the meeting held on May 11th, 2016 (“Special Committee”).

4.         AGENDA: (i) Acknowledge the Special Committee’s considerations and conclusions concerning the reorganization project for the integration of the e-commerce business developed by Cnova Comércio Eletrônico S.A. (“Cnova Brazil”), a subsidiary of Cnova N.V. (“Cnova NV”), to the business developed by Via Varejo S.A. (“Via Varejo”) (“Reorganization”); and (ii) Resolve on (a) the vote that CBD shall cast at the Cnova NV’s shareholders meeting which shall resolve on the Reorganization; (b) the decision not to sell the shares issued by Cnova NV held by CBD in the tender offer for the acquisition of the shares held by Cnova NV’s minority shareholders, which shall be launched by Casino Guichard-Perrachon (“Casino”), in the context of the Reorganization (“Tender Offer”); and (c) the terms and conditions of the new operational agreement to be entered into between CBD and Via Varejo, in case the Reorganization is approved (“New Operational Agreement”), in light of the recommendation issued by the Special Committee on these matters.

5.         RESOLUTIONS: As the meeting was commenced, the Board of Directors’ members examined the items comprised in the Agenda and initially deliberated, unanimously and without reservations, to draft these minutes in summary form. Then Mr. Eleazar de Carvalho, representing the Special Committee, reported on the discussions and the analyses that were conducted concerning the Reorganization project, including the evaluations and conclusions of the legal advisors and the representatives of the financial advisor of the Special Committee. The members of the Special Committee concluded their presentation submitting their unanimous recommendation in favour of the implementation of the Reorganization, under the terms of the Reporting of the Company’ Special Committee attached to these minutes of meeting (“Schedule I”) and, consequently, that the Company vote for the approval of the Reorganization at the Cnova NV’s shareholders meeting which shall resolve on the matter. Furthermore, the members of the Special Committee submitted their unanimous recommendation in favor of CBD not selling the shares issued by Cnova NV it holds in the Tender Offer. In light of the fact that (i) Cnova NV and Via Varejo agreed, as one of the assumptions of the Reorganization, that Casino shall launch the Tender Offer; and (ii) that Casino conditioned the launch of the Tender Offer to the Company’s commitment not to sell its Cnova NV shares in the Tender Offer, the Special Committee’s recommendation aimed at allowing for the continuation of the Reorganization. In this context, the Special Committee negotiated with Casino the execution of a commitment letter which grants the Company a series of governance and liquidity rights in relation to the Company’s interest in Cnova NV, under the conditions set forth in the draft attached to these minutes (“Schedule II”). Finally, the Special Committee submitted its unanimous recommendation in favor of the execution of the New Operational Agreement. In the sequence, Mr. Eleazar de Carvalho Filho submitted the conclusions of the discussions held in the meeting of the Company’s Financial Committee, in favor of the approval of the Reorganization. After inquiries and discussions, in light of the Special Committee’s and the Company’s Financial Committee’s favorable recommendation, the members of the Board of Directors unanimously resolved (with the abstention of the legally prevented) to approve: (a) the vote in favor of the Reorganization which CBD shall cast at the Cnova NV’s shareholders meeting which shall resolve on the matter, in view of the relevant potential for (i) the exploitation of synergies between Via Varejo and Cnova Brazil resulting from the integration of the e-commerce activities to the brick and mortar retail; and (ii) the optimization of Cnova NV’s structure and performance, with the creation of value for all companies involved; (b) that CBD shall not sell the shares issued by Cnova NV it holds in the Tender Offer, in order to guarantee the continuation of the Reorganization, and provided that Casino executes the commitment letter, pursuant to the terms of the draft submitted by the Special Committee, which grants the Company a series of governance and liquidity rights in relation to the Company’s interest in Cnova NV; and (c) the execution of the New Operational Agreement, subject to the approval of the Reorganization, which establishes the terms and conditions for the commercial and strategic alignment of the retail and e-commerce activities, especially regarding the joint acquisitions of common products and the e-commerce activities under the brand “Extra”, allowing for the continuation of the synergies between both companies. Finally, the Board of Directors reiterated that the Company will not exercise its voting rights in the resolution concerning the Reorganization at the Via Varejo’s shareholders meeting, in order to ensure the independence of its approval process and thus concentrate on Via Varejo’s minority shareholders, holders of common and preferred shares, the power to decide on the implementation of the Reorganization. The Board of Directors authorized the Company’s Executive Management to take all necessary measures for the implementation of the resolutions approved on this meeting, pursuant to the terms established herein.

6.         APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to discuss, the meeting was suspended for drafting of these minutes. When the meeting was reopened, theses minutes were read, approved and executed by all those who attended the meeting. São Paulo, August 08th, 2016. Conduction of the Meeting: Chairman - Mr. Jean-Charles Henri Naouri; Secretary - Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diez Gómez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi Pereira dos Santos and Yves Desjacques.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 08TH, 2016

SCHEDULE I

RELATÓRIO

DO

COMITÊ ESPECIAL DA COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Rio de Janeiro, 08 de agosto de 2016

RELATÓRIO

DO COMITÊ ESPECIAL

DA COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

ÍNDICE

1.	Introdução	vii
2.	Breves Considerações sobre a Reorganização	viii
3.	Escopo do Trabalho do Comitê	xi
4.	Procedimentos e Assessoria	xii
5.	Resumo dos Trabalhos do Comitê Especial	xv
6.	Análise dos Aspectos Econômico-Financeiros	xix
7.	Conclusões e recomendações para consideração do Conselho de Administração de CBD	xxi
8.	Anexos	xxii

1.        Introdução

O Conselho de Administração da Companhia Brasileira de Distribuição (“Companhia” ou “CBD”), em reunião realizada em 11 de maio de 2016, aprovou a instalação do Comitê Especial de CBD (“Comitê”), instituído nos termos da Política para Transações com Partes Relacionadas da Companhia (“Política”), composto exclusivamente por administradores da Companhia, em sua maioria independentes.

Instituído o Comitê, o Conselho de Administração, na mesma reunião, elegeu os Srs. Eleazar de Carvalho Filho e Luiz Aranha Corrêa do Lago e a Sra. Maria Helena dos Santos Fernandes de Santana para compor o Comitê.

O Comitê foi constituído com a finalidade de analisar a potencial integração dos negócios de comércio eletrônico desenvolvidos por Cnova Comércio Eletrônico S.A. (“Cnova Brasil”), subsidiária de Cnova N.V. (“Cnova NV”), sociedade controlada pela Companhia, aos negócios desenvolvidos pela Via Varejo S.A. (“Via Varejo”) (“Reorganização”) e emitir ao Conselho de Administração uma recomendação quanto (i) ao voto a ser proferido por CBD na assembleia de acionistas de Cnova NV que vier a deliberar sobre a Reorganização; (ii) à decisão de não alienar as ações de emissão da Cnova NV de titularidade de CBD na oferta pública para a aquisição das ações de titularidade de acionistas minoritários de Cnova NV (“Oferta”), a ser formulada pelo Casino Guichard-Perrachon (“Casino”), no contexto da Reorganização; e (iii) aos termos e condições do novo Acordo Operacional (“Novo Acordo Operacional”) a ser celebrado entre CBD e Via Varejo, caso seja implementada a Reorganização.

Na elaboração do presente Relatório, foram analisados os fatores e as informações constantes dos itens 32 e 33 da Política, além de outras que o Comitê julgou relevantes para a análise da Reorganização e a consequente recomendação ao Conselho de Administração de CBD.

O presente Relatório contém 7 (sete) seções. A que segue apresenta breves considerações sobre a Reorganização que se pretende implementar. A seção 3 delineia com precisão o escopo do trabalho atribuído ao Comitê. Os procedimentos adotados no funcionamento do Comitê e o processo de escolha dos assessores financeiros e jurídicos são relatados na seção 4. A seção 5 apresenta um resumo dos trabalhos realizados pelo Comitê, abordando especialmente os itens 32 e 33 da Política. A análise dos aspectos econômico-financeiros da Reorganização é feita na seção 6. A última seção apresenta recomendações do Comitê ao Conselho de Administração de CBD. Foram anexadas ao final deste Relatório as informações e documentos que subsidiaram as análises e as recomendações do Comitê, bem como as atas das suas reuniões.

2.        Breves Considerações sobre a Reorganização

Conforme divulgado pelos Fatos Relevantes da Via Varejo e da Companhia sobre a Reorganização em 11 de maio de 2016 (“Fatos Relevantes”), naquela data, a Via Varejo havia celebrado com a Cnova NV e com a Cnova Brasil, um memorando de entendimentos (“Memorando”), no qual foram estabelecidos os termos e condições preliminares para a potencial integração aos negócios da Via Varejo, líder nacional no varejo de eletrônicos, eletrodomésticos e móveis, dos negócios de comércio eletrônico desenvolvidos pela Cnova Brasil, segunda maior companhia de comércio eletrônico de eletrônicos e eletrodomésticos no Brasil.

Na visão da diretoria da Via Varejo, a Reorganização, caso implementada, criará valor para as companhias e seus acionistas, gerando vantagens frente aos competidores tanto para as atividades de comércio eletrônico quanto para as lojas físicas, notadamente (a) pela simplificação da estrutura de governança e das relações comerciais existentes entre Cnova Brasil e a Via Varejo; (b) pelo aproveitamento de sinergias entre as operações e de integração de estratégia comercial e de plataforma de logística (modelo de transporte, network e gestão de estoque); (c) pela otimização de custos de pessoal e sede administrativa; e (d) pelo desenvolvimento de um multicanal de propaganda.

Com a Reorganização, a Via Varejo se tornará uma companhia integrada de varejo de lojas físicas e comércio eletrônico no Brasil, deixando de deter participação no capital social da Cnova NV, a qual continuará com seus negócios de comércio eletrônico fora do Brasil.

A potencial Reorganização tem por base três premissas, quais sejam: (a) Casino formular a Oferta, uma vez concluída a Reorganização; (b) da Reorganização não decorrer a diluição da participação dos acionistas da Via Varejo; e (c) a decisão quanto à implementação da Reorganização ser submetida aos acionistas titulares de ações ordinárias e preferenciais da Via Varejo, sem a participação do acionista controlador, a CBD, na deliberação.

Assim, de forma a atender a premissa (a) acima, nos termos do Acordo de Acionistas da Via Varejo, foi realizada em 11 de maio de 2016 uma reunião prévia entre os representantes de CBD e do Grupo CB (formado pelo Sr. Michael Klein e pelas empresas EK VV Limited, Bahia VV RK Limited, Bahia VV NK Limited, Altara RK Investments Limited e Altara NK Investments Limited) na qual (i) a CBD informou que não exercerá o seu direito de voto na assembleia geral da Via Varejo que vier a deliberar acerca da Reorganização, de forma a garantir a independência do processo de aprovação da operação e assim garantir aos acionistas minoritários da Via Varejo, titulares de ações ordinárias e preferenciais, o poder decisório sobre a implementação da Reorganização; e (ii) o Grupo CB, titular de 117.512.135 ações ordinárias e 235.024.264 ações preferenciais de emissão da Via Varejo, manifestou seu compromisso de votar favoravelmente à Reorganização caso o Comitê Especial instituído pela Via Varejo recomende, por unanimidade, a sua aprovação.

(i)            Estruturação da Reorganização

A Reorganização, caso aprovada, será implementada por meio da criação de uma subsidiária integral da Via Varejo (“HoldCo”), detendo a participação total indireta da Via Varejo em Cnova NV (equivalente a aproximadamente 22% do capital social de Cnova NV) e um montante de R$16.470.301,00 (dezesseis milhões, quatrocentos e setenta mil, trezentos e um reais), sendo HoldCo, em seguida, incorporada pela Cnova Brasil (“Primeira Incorporação”).

Em seguida, a fim de eliminar a participação recíproca entre Cnova Brasil e Cnova NV resultante da Primeira Incorporação, a Cnova Brasil receberá parte das ações de sua emissão de titularidade da Cnova NV por meio de operação de devolução de capital e a parcela remanescente será recomprada pela Cnova Brasil, de modo que o capital social da Cnova Brasil passe a ser detido exclusivamente por Via Varejo. De acordo com os termos e condições dos contratos de empréstimo existentes entre Cnova Brasil e Cnova NV, tal evento disparará a obrigação de pagamento antecipado de um montante de aproximadamente US$ 127.000.000,00 (cento e vinte e sete milhões de dólares), que deverá então ser pago à Cnova NV pela Via Varejo.

Ato contínuo, e tão logo seja obtida junto ao Estado do Rio de Janeiro a autorização para transferência do regime tributário diferenciado da Cnova Brasil para a Via Varejo, a Via Varejo deverá incorporar a Cnova Brasil, concluindo assim a Reorganização (“Segunda Incorporação”).

Com base em análises preliminares, o Memorando previa preliminarmente que a relação de substituição de ações para a Primeira Incorporação decorra de um intervalo de valor (equity value) de Cnova NV de US$ 2.090.000.000,00 (dois bilhões e noventa milhões de dólares) a US$ 2.323.000.000,00 (dois bilhões e trezentos e vinte e três milhões de dólares) e de Cnova Brasil de US$ 492.000.000,00 (quatrocentos e noventa e dois milhões de dólares) a US$ 557.000.000,00 (quinhentos e cinquenta e sete milhões de dólares).

Na Segunda Incorporação não haverá a emissão de novas ações pela Via Varejo, tendo em vista que, quando for implementada, Cnova Brasil será uma subsidiária integral da Via Varejo.

(ii)          Oferta do Casino

A realização da Reorganização foi condicionada ao lançamento, pelo Casino, da Oferta.

Casino, por sua vez, conforme aprovado em reunião do seu conselho de administração realizada em 11 de maio de 2016, se comprometeu a formular a Oferta oferecendo US$ 5,50 por ação ordinária de emissão de Cnova NV desde que (i) a Reorganização seja aprovada; e (ii) haja o compromisso firme e irrevogável da CBD de não alienar as ações de emissão da Cnova NV de sua titularidade no âmbito da Oferta. Quando for lançada a Oferta, a Via Varejo não deterá mais participação em Cnova NV.

(iii)        Novo Acordo Operacional

Caso seja aprovada a Reorganização, CBD e Via Varejo deverão celebrar o Novo Acordo Operacional que estabelecerá os termos e condições para o alinhamento comercial e estratégico das suas atividades de varejo e comércio eletrônico, principalmente no que se refere às compras conjuntas de produtos comuns e atividades de comércio eletrônico da marca “Extra”.

3.        Escopo do Trabalho do Comitê

Conforme divulgado nos Fatos Relevantes, para analisar a Reorganização e emitir uma recomendação sobre (i) o voto a ser proferido por CBD na assembleia de acionistas de Cnova NV que vier a deliberar sobre a Reorganização; (ii) a não alienação das ações de emissão da Cnova NV de titularidade de CBD na Oferta; e (iii) os termos e condições do Novo Acordo Operacional, o Conselho de Administração da CBD, em obediência à Política, deliberou naquela data constituir um Comitê Especial formado em sua maioria por conselheiros independentes, todos identificados no item 1 deste Relatório.

Para os fins deste Relatório, o Comitê assumiu como exatas e suficientes as informações financeiras, legais, regulatórias, fiscais, contábeis e outras fornecidas, revisadas ou discutidas pelo Comitê. Nesse sentido, o Comitê assumiu que as projeções foram elaboradas de forma razoável para refletir a melhor estimativa disponível e os julgamentos das administrações das companhias envolvidas na Reorganização. Não obstante, cabe mencionar que o assessor financeiro do Comitê (vide item 6 deste Relatório) examinou as premissas dos planos de negócios da Cnova NV e da Cnova Brasil, tendo discutido com as administrações dessas sociedades sua fundamentação, bem como analisou o relatório de avaliação preparado pelo assessor financeiro do comitê especial da Via Varejo (Banco Santander (Brasil) S.A.).

O Comitê também assumiu que todas as aprovações governamentais e regulatórias necessárias à consumação da Reorganização serão obtidas sem quaisquer efeitos adversos à Via Varejo e à Cnova Brasil. Adicionalmente, o Comitê não realizou qualquer avaliação fiscal ou contábil independente, sendo que sua recomendação não engloba nenhum desses aspectos.

O Comitê de CBD não assume qualquer responsabilidade por atualizar ou revisar a recomendação contida neste Relatório com base em circunstâncias, mudanças ou acontecimentos ocorridos após a data deste documento.

A recomendação aqui expressa está sendo fornecida apenas para subsídio e assistência ao Conselho de Administração de CBD em relação à Reorganização. Esta recomendação não constitui recomendação sobre como qualquer acionista das sociedades envolvidas na Reorganização deva votar em relação à Reorganização ou qualquer outro assunto, salvo o voto de CBD na assembleia da Cnova NV.

4.        Procedimentos e Assessoria

Instalado o Comitê, foram estabelecidos procedimentos que pudessem assegurar eficácia e transparência às suas reuniões. Ele poderia contratar consultores externos e independentes para assessorar os seus trabalhos, e interagir com as demais partes da Reorganização e respectivos assessores.

Tão logo constituído, o Comitê procurou respaldar-se de assessoria financeira e jurídica adequadas.

Assim, os membros do Comitê interagiram com dois bancos para desempenhar o papel de assessor financeiro do Comitê: o Credit Suisse e o Banco Bradesco BBI S.A. (“Bradesco BBI”), tendo decidido pela contratação do Bradesco BBI como assessor financeiro para auxiliar o Comitê na:

(i)            avaliação dos negócios das partes envolvidas na Reorganização, considerando que CBD deverá proferir voto na assembleia de acionistas de Cnova NV que vier a deliberar sobre a Reorganização;

(ii)          em conjunto com o Comitê, análise da Reorganização como um todo sob a ótica da CBD, revisando e examinando os documentos envolvendo a Companhia, Via Varejo, Cnova NV, Cnova Brasil e Casino que sejam relacionados à Reorganização e à Oferta e que potencialmente causem impacto econômico-financeiro relevante em CBD. Com isso, se buscará (a) analisar qualitativamente a mudança no posicionamento competitivo da Via Varejo ao agregar o business de online retailing às suas operações (por meio de comparação com principais concorrentes e atuação omnichannel, entre outros); (b) com relação à participação a ser detida pela CBD na Cdiscount S.A. por meio da Cnova NV, analisar a liquidez da participação, levando em consideração volume médio de negociação, % de free float e cobertura de analistas, entre outros fatores; realizar comparação com players similares de online retailing;

(iii)        análise dos planos de negócios da Cnova NV, Cnova Brasil, em conjunto com relatórios de avaliação disponibilizados pelos assessores financeiros envolvidos na Reorganização, assim como de relatórios, preparados por assessores independentes, mensurando as potenciais sinergias a serem capturadas no contexto da Reorganização;

(iv)        no que se refere ao Novo Acordo Operacional, análise da versão final do documento negociado entre CBD e Via Varejo e entrevista com a administração da CBD, visando esclarecer principais diferenças entre o acordo atual e Novo Acordo Operacional; e

(v)          preparação, com base nas análises acima, de um parecer de opinião, do ponto de vista econômico-financeiro da Companhia e de seus acionistas, sobre a Reorganização, indicando se ela é recomendável ou não (“Fairness Opinion”), a ser disponibilizado ao Comitê Especial da CBD. Para maiores detalhes, ver item 6 deste Relatório e Anexo 2.

No que tange à assessoria jurídica, o Comitê decidiu contratar o Dr. Julian Fonseca Peña Chediak, sócio do escritório Chediak Advogados, pela sua notória experiência sobre o tema e disponibilidade para atendimento ao Comitê, cujo escopo do trabalho abrangia: (i) assessoria para a formalização dos trabalhos do Comitê; (ii) assessoria na elaboração de rol de questões a que o Comitê deve buscar responder, em cada um dos três tópicos atribuídos pelo Conselho de Administração para sua análise, com o objetivo de fundamentar adequadamente a manifestação do Comitê; (iii) coordenação de trabalhos com outros consultores, eventualmente contratados pela CBD ou outras companhias envolvidas na Reorganização; (iii) avaliação quanto aos pontos a serem deliberados em Assembleia Geral da CNova NV sob a perspectiva da legislação aplicável; (iv) análise e opinião acerca dos documentos relativos à Reorganização, tais como, memorando de entendimento, acordo operacional, entre outros; (v) elaboração de memorando avaliando a eventual decisão de CBD de não alienar as ações de emissão da Cnova NV de sua titularidade na oferta pública para a aquisição das ações de titularidade de acionistas minoritários de Cnova NV, a ser formulada pelo Casino no contexto da Reorganização; e (vi) análise para compreensão das justificativas, à luz da legislação aplicável, para que a Reorganização se dê na forma proposta pelos assessores da administração das companhias envolvidas.

O Comitê se certificou que tanto o Bradesco BBI quanto o escritório Chediak Advogados (i) eram, na data de contratação, e são, na data deste Relatório, independentes em relação à CBD e a seu acionista controlador e (ii) que estão sendo adequadamente remunerados pela CBD pelos serviços prestados.

Desde a data da sua formação, o Comitê se reuniu 11 (onze) vezes, contando em diversas ocasiões com a presença do assessor financeiro e com a presença do assessor legal. Tais atas encontram-se anexadas ao presente Relatório (Anexo 4).

No que se refere à estrutura da Reorganização, o Comitê, ainda, buscou maiores esclarecimentos com o Dr. Pedro Testa, sócio do escritório Trindade Advogados, assessor jurídico da CBD na Reorganização.

5.        Resumo dos Trabalhos do Comitê Especial

O objetivo do Comitê era analisar se a Reorganização, da forma como se apresentava à CBD, era benéfica ou não para a Companhia e as demais partes envolvidas.

Desde o início dos trabalhos, o Comitê entendeu relevante avaliar as possibilidades de liquidez para a participação societária da CNova NV que remanescerá com CBD. Assim, foi comunicado à Companhia e ao Casino que o Comitê desejava negociar uma opção de liquidez para essa participação. Nesse sentido, o Dr. Julian Chediak foi autorizado a atuar junto aos advogados de Casino para buscar tal opção de liquidez.

Houve diversas trocas de minutas e entendimentos entre o Dr. Julian Chediak e os advogados de Casino, sendo que o Comitê acompanhou e discutiu com o Dr. Julian Chediak todos os aspectos referentes ao assunto durante esse processo. Ao fim, Casino apresentou à CBD uma Commitment Letter, por meio da qual assegura à Companhia determinados direitos de governança e eventos de liquidez com relação à participação detida pela CBD na Cnova NV, o que foi considerado satisfatório pelo Comitê (“Commitment Letter”) (Anexo 3).

Essa Commitment Letter é regida pela lei dos Países Baixos, país onde é sediada a Cnova NV, de forma que se buscou a opinião de um advogado holandês acerca da validade e exequibilidade dos seus termos em tal jurisdição. Nesse sentido, foi contratado o Sr. Maarten ten Kate, do escritório NautaDutilh N.V., o qual expressou opinião no sentido de que as obrigações contidas na Commitment Letter são válidas, devendo ser observadas questões de ordem pública e de conflito de foro em que outro se mostre mais competente, bem como que as obrigações ali contidas são exequíveis, mesmo que em alguns casos não possa haver execução específica, devendo eventual inadimplemento ser resolvido pela imposição de indenização por perdas e danos.

Cabe observar que, em que pese tal escritório prestar serviços à Cnova NV e ao Casino, o Sr. Maarten ten Kate especificamente nunca esteve envolvido nos assuntos relacionados à Cnova NV e ao Casino e foi mantida independência com relação aos advogados que prestam serviços à Cnova NV e ao Casino.

Sem prejuízo da verificação dos seus termos integrais no Anexo 3, os principais pontos da Commitment Letter são:

•      Direito de CBD de indicar, ao menos, um membro no conselho de administração de Cnova NV, observada em qualquer caso a quantidade de membros proporcional à sua participação;

•      CBD terá direito de acesso a informações relevantes sobre os negócios de Cnova NV;

•      Em caso de fechamento de capital de Cnova NV, Casino deverá considerar o lançamento de um IPO de Cnova NV; caso as ações de Cnova NV permaneçam sendo negociadas publicamente, Casino deverá considerar o lançamento de uma oferta pública primária ou secundária para aumentar o free float e a liquidez das ações da Cnova NV (“FMO”); em dois anos contados da Commitment Letter, CBD poderá solicitar a contratação de um assessor financeiro para avaliar a oportunidade de realização de tais atos;

•      CBD terá prioridade para vender suas ações no âmbito de um IPO ou FMO com relação a Casino, alcançando até 90% do total de ações a serem colocadas na oferta pública secundária;

•      CBD terá direito de tag along parcial caso Casino aliene suas ações de Cnova NV que não constitua mudança de controle; caso haja mudança de controle, CBD poderá vender a totalidade das suas ações;

•      CBD terá tratamento igualitário com relação a Casino em caso de transferência das ações de Cnova NV a terceiros ou em caso de reorganização ou operação societária que resulte na troca, resgate ou emissão de ações de Cnova NV; e

•      Em caso de reorganização ou operação societária envolvendo a Cnova NV, Casino deverá envidar esforços para que CBD receba valores mobiliários em substituição às ações de Cnova NV que sejam tão líquidos quanto as ações de Cnova NV detidas por CBD.

Com relação ao Novo Acordo Operacional, o Comitê manteve entendimentos com a administração da Companhia que estava encarregada de negociá-lo com a Via Varejo, buscando entender os pontos de mudança com relação ao acordo operacional anterior e os impactos das suas condições para CBD. As minutas do Novo Acordo Operacional foram analisadas pelo Comitê, por seus assessores legal e financeiro, cujos pontos levantados foram incorporados pela administração da CBD.

O Comitê teve acesso também às apresentações realizadas em 22 de junho de 2016 ao Bradesco BBI, assessor financeiro do Comitê, por: (a) Crédit Agricole – Corporate & Investment Bank e Rothschild com relação ao valuation das partes envolvidas na Reorganização; (b) BNP Paribas, também referente ao valuation das partes envolvidas na Reorganização; (c) M.M. Friedrich, Heilbronn & Fiszer, quantificando as sinergias que serão geradas com a Reorganização; (d) administração da Cnova Brasil referente ao plano de negócios de tal sociedade; e (e) administração da Cdiscount S.A. (sociedade controlada pela Cnova NV) referente ao plano de negócios dessa sociedade.

Adicionalmente, o Comitê recebeu opinião legal emitida pelo assessor legal (“Opinião Legal”), com base na legislação brasileira vigente nesta data e nas melhores práticas de governança corporativa, no sentido de que a Reorganização: (a) observa as disposições da Política para Transações com Partes Relacionadas da CBD, notadamente os itens 32 e 33; (b) a análise da Reorganização pelo Comitê foi independente e se pautou pelo melhor interesse da CBD; (c) as tratativas do Comitê com vistas a obter a Comittment Letter foram realizadas de forma independente; e (d) não viola a legislação brasileira pertinente em vigor e as melhores práticas de governança corporativa. Para maiores detalhes, ver Anexo 1.

Como melhor detalhado no item 6 abaixo, o Comitê também recebeu a Fairness Opinion do assessor financeiro no sentido de que a Reorganização, incluindo a não participação pela CBD na Oferta e a celebração do Novo Acordo Operacional, sob o ponto de vista econômico-financeiro, é justa de acordo com os padrões de mercado para operações equivalentes, e portanto, tende a ser positiva para a CBD.

O Comitê Especial, ao analisar a Reorganização, entendeu, nos termos do item 32 da Política, que:

(a) há motivos claramente demonstráveis, do ponto de vista dos negócios da Companhia, para a realização da Reorganização, uma vez que as operações da Via Varejo, controlada pela Companhia, serão beneficiados pela integração de varejo de lojas físicas e comércio eletrônico no Brasil e o Novo Acordo Operacional celebrado com CBD se mostra adequado à Companhia, com maior alinhamento dos negócios das partes, a otimização de suas operações e o aumento de sinergias;

(b) não foi realizado qualquer processo competitivo com terceiros, tendo-se em conta que a Reorganização apresenta características, condições e oportunidades que só estão presentes considerando-se as partes envolvidas. No entanto, o Comitê contratou a assessoria de um banco independente das partes relacionadas à CBD e com experiência e conhecimento em operações da mesma natureza, que trouxe subsídios para que se pudesse avaliar os aspectos econômico-financeiros da Reorganização adequadamente e em bases equitativas. O Comitê contratou, ainda, assessoria jurídica independente e especializada para analisar a operação proposta;

(c) o resultado da avaliação feita pelo Bradesco BBI e as metodologias aplicadas, nos termos do item 6 deste Relatório, são consistentes e satisfatórios; e

(d) a Reorganização é, do ponto de vista econômico-financeiro, justa de acordo com os padrões de mercado para operações equivalentes.

Na elaboração do Relatório, foram analisadas as informações constantes do item 33 da Política, além de outras que o Comitê julgou relevantes para a análise da Reorganização.

O Comitê também analisou e discutiu com seu assessor legal os termos e condições considerados necessários para a implementação da Reorganização.

Após analisar a Reorganização, com base nas informações disponíveis e julgadas necessárias, bem como na avaliação produzida pelo Bradesco BBI, este Comitê Especial entendeu estar apto a concluir seus trabalhos e fazer uma recomendação para o Conselho de Administração de CBD, conforme item 7 deste Relatório.

6.        Análise dos Aspectos Econômico-Financeiros

A análise dos aspectos econômico-financeiros pelo Comitê foi efetuada em vista da Fairness Opinion emitida pelo Bradesco BBI e do material de apoio apresentado conjuntamente.

No material de apoio preparado, o Bradesco BBI detalhou todas as interações e análises realizadas e concluiu que:

A)      no que se refere à relação de troca entre Cnova Brasil e Cnova NV, (i) com base na análise das premissas e avaliações destacadas nos relatórios dos assessores financeiros das demais partes envolvidas na Reorganização, tais relatórios estão coerentes com o business plan da Cnova Brasil e Cdiscount S.A.; e (ii) a relação de troca da Primeira Incorporação está condizente com o intervalo definido no Memorando, levando em consideração as potenciais sinergias a serem capturadas com a Reorganização;

B)      com relação às potenciais sinergias a serem capturadas e assessment estratégico do novo posicionamento da Via Varejo, (i) a Reorganização poderá alavancar ainda mais as operações da Via Varejo, consolidando a liderança já absoluta da companhia; e (ii) os assessores financeiros das demais partes envolvidas na Reorganização estimaram que as potenciais sinergias poderão gerar entre US$186-US$380 milhões de sinergia;

C)      quanto ao fato de que CBD não venderá suas ações de Cnova NV no âmbito da Oferta, (i) apesar de possuir ações listadas na bolsa, a Cnova NV possui liquidez pouco significativa; (ii) o impacto da delistagem da Cnova NV é baixo, especialmente considerando o prazo de que CBD precisaria para vender suas ações de Cnova NV no mercado; (iii) a CBD passará a deter participação direta em uma companhia fechada, posicionada em um mercado mais desenvolvido e rentável que o mercado brasileiro, com maior atratividade para potenciais investidores; e (iv) adicionalmente, entende-se que, com a delistagem da Cnova NV, direitos de governança corporativa de companhias listadas seriam perdidos;

D)      com relação ao Novo Acordo Operacional, (i) sob a perspectiva da CDB, os termos e condições do Novo Acordo Operacional são favoráveis quando comparado ao acordo operacional vigente; e (ii) haverá maior desenvolvimento/alinhamento das estratégias comerciais de gerenciamento de compras, estoques e multicanalidade das operações físicas e e-commerce.

Dessa forma, com base nas análises realizadas, a Fairness Opinion foi no sentido de que a Reorganização, incluindo a não participação pela CBD na Oferta e a celebração do Novo Acordo Operacional, sob o ponto de vista econômico-financeiro, é justa de acordo com os padrões de mercado para operações equivalentes, e portanto, tende a ser positiva para a CBD. Registre-se que a Fairness Opinion já considerou recomendável a Reorganização mesmo sem os direitos de governança e eventos de liquidez com relação à participação detida na Cnova NV garantidos à CBD por meio da Commitment Letter.

7.        Conclusões e recomendações para consideração do Conselho de Administração de CBD

Após as providências e amparado nas análises acima feitas, e tendo em vista o escopo do Comitê exposto no item 3 deste Relatório, o Comitê decidiu recomendar ao Conselho de Administração de CBD a aprovação da Reorganização, na forma abaixo:

(i)            o voto a ser proferido por CBD na assembleia de acionistas de Cnova NV que vier a deliberar sobre a Reorganização deverá ser no sentido de aprovar a Reorganização;

(ii)          a condição imposta à CBD de não alienar as ações de emissão da Cnova NV de sua titularidade na Oferta se justifica no contexto da Reorganização, ainda que não houvesse a Commitment Letter negociada entre Casino e CBD, que assegura à Companhia determinados direitos de governança e eventos de liquidez; tal justificativa fica reforçada pela Commitment Letter;

(iii)        os termos e condições do novo Acordo Operacional a ser celebrado entre CBD e Via Varejo são comercialmente adequados.

Por todo o exposto, o Comitê manifesta-se favoravelmente à concretização da Reorganização

O Comitê entende que a Reorganização criará valor para as companhias envolvidas e seus acionistas, gerando vantagens frente aos competidores tanto para as atividades de comércio eletrônico quanto para as lojas físicas. A Reorganização trará ganhos relativos à simplificação de estrutura, sinergia e otimização de custos.

Com essas recomendações, o Comitê espera ter auxiliado o Conselho de Administração de CBD a avaliar o caráter equitativo da transação proposta tendo em vista os melhores interesses dos acionistas da Companhia.

Essa é a recomendação unânime do Comitê.

8.        Anexos

Anexo 1 – Opinião Legal

Anexo 2 – Fairness Opinion

Anexo 3 – Commitment Letter negociada entre Casino e CBD

Anexo 4 - Atas de Reuniões do Comitê

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 08TH, 2016

SCHEDULE II

[Detached]

CASINO, GUICHARD-PERRACHON
Société anonyme au capital de 173 157 997,86 euros
1 Esplanade de France
42000 Saint-Etienne
554 501 171 RCS Saint-Etienne

Companhia Brasileira de Distribuição
To the attention of the members of the
Independent Committee

Paris, August 8, 2016

<u>RE: Project Delphes – Commitment letter</u>

Dear Madam/Sir,

We are writing to you in connection with (i) the envisaged combination (the "**Combination**") of the businesses of Cnova Comércio Eletrônico S.A. ("**Cnova Brazil**") and Via Varejo SA ("**Via Varejo**"), in particular through a merger of a newly formed wholly-owned subsidiary of Via Varejo ("**NewCo**") into Cnova Brazil, pursuant to reorganization agreement between Via Varejo, Cnova Brazil and Cnova N.V. ("**Cnova**"), dated as of the date hereof (the **Reorganization Agreement**") and (ii) the subsequent cash tender offers that Casino, Guichard-Perrachon ("**CGP**") has undertaken to launch for all the ordinary shares in the share capital of Cnova (other than those held by the Casino Group, which will not be tendered) at a price of US$5.50 per share (or its equivalent in Euros) (the "**Tender Offers**").

CGP has determined that the Tender Offers be limited to minority shareholders (as of the transaction announcement date of May 12, 2016) and consequently that, as a prerequisite to the Combination and the Tender Offers, Companhia Brasileira de Distribuição ("**CBD**") should (i) commit not to tender the shares it holds directly or indirectly in Cnova (the "**Shares**") in the Tender Offers, nor to sell the Shares on the market, nor sell, dispose of or transfer Shares in any other manner and (ii) confirm that it has not done the aforementioned since May 12, 2016 (the "**CBD's Undertakings**").

As a result, following the completion of the Combination and the Tender Offers, CGP will be the direct and indirect controlling shareholder of Cnova and, therefore, CGP hereby agrees to grant CBD the governance and liquidity rights described in this letter.

CGP acknowledges that it is not in CBD's strategic interest to hold such minority equity stake in Cnova indefinitely and that CBD should have the ability to cash out its shares.

1 645 783.16

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1. Conditions precedent

The undertakings given by CGP in this letter will enter into force upon the occurrence of all of the following conditions precedent:

a) CBD shall have counter-signed this letter, thereby acknowledging and approving of the terms hereof; and

b) the Combination shall have been completed.

If any of the conditions set forth above has not been fulfilled prior to January 1, 2017, the commitments given in this letter will become null and void upon notice by CGP to CBD.

2. Undertakings in respect of CBD's minority equity stake.

CGP undertakes the following, subject to the fulfilment of the conditions precedent set forth in paragraph 1:

2.1. CBD's Representation at Cnova's Board of Directors

As long as CGP continues to control Cnova, CGP will take all measures to assure that CBD will have the right to designate one, at least, or more members of the Board of Directors of Cnova, or of any corporate body that succeeds to the Board of Directors of Cnova, such that the ratio of (a) non-independent members of the Board of Directors of Cnova (or such other corporate body of any successor) appointed by CBD *divided by* (b) the total number of non-independent members of the Board of Directors of Cnova (or such other corporate body of any successor) shall be at least equal to the economic interest of CBD in the ordinary shares of Cnova measured as a percentage of the total number of outstanding ordinary shares.

2.2. Information rights

As long as CGP continues to control Cnova, CGP will take all measures to assure that CBD, and/or the representative of CBD at the Board of Cnova, have access to the following information with respect to Cnova (subject to any legal or regulatory restrictions in the event Cnova shares remain listed on a stock exchange), as soon as promptly as practicable after such information becomes available:

a) audited statutory and consolidated accounts;

b) annual budget and forecast;

c) half-year and quarterly accounts;

d) annual report of the Board of Directors;

e) details of any material change in business, financial position or affairs or Cnova;

f) any other information that may be required for CBD to comply with Brazilian capital markets regulation.

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In addition, CGP will take all measures to assure that CBD will be granted access to the senior management of Cnova for the purpose of business reviews, within reasonable boundaries.

2.3. IPO or FMO of Cnova or Cdiscount

If, as a result of the Tender Offers and any subsequent squeeze out and/or delisting procedure, the shares of Cnova cease to be listed on a stock exchange, CGP will consider in good faith the opportunity to launch, in due time depending on Cnova's strategic and financial objectives and market conditions, an initial public offering ("**IPO**") of Cnova or, as the case may be, any subsidiary thereof.

In the case of an IPO, CGP will consider in good faith, in consultation with CBD and the advising banks, the possibility that this IPO be made, in whole or in part, through the sale of existing shares of Cnova, with a view to allowing Cnova's shareholders to dispose of a portion of their shares.

If, following the completion of the Tender Offers, Cnova's shares remain listed on one or more stock exchange(s), CGP will consider in good faith the opportunity to launch, in due time depending on Cnova's strategic and financial objectives and market conditions, an underwritten offering on the basis of a prospectus through the sale of a significant portion of Cnova shares on either a primary or a secondary basis or a mix thereof, sometimes referred to as a fully marketed offering (an "**FMO**"), aiming at increasing the free float and the liquidity of Cnova's shares.

From and after the date that is two years from the date hereof, CBD shall have the right to request that CGP (itself or through Cnova) engage a first-tier advising bank selected by CGP in order to assess in good faith the opportunity of an IPO or an FMO and in both cases the opportunity and feasibility of a secondary placement (*i.e.*, through the sale of existing shares of Cnova). CBD may not exercise this right prior to the date that is two years from the date hereof and, afterwards, CBD may exercise this right no more than once in any period of two years. The selected advising bank will share its analysis and conclusions with CBD. The advising bank's fees in connection with any such assessment will be split equally between CGP and CBD, unless, in the case of an IPO, they can be paid in full or in part by Cnova out of the proceeds of such IPO.

In case CGP and Cnova decide to initiate an IPO or an FMO (including any secondary offering), upon the first to occur of either such events after the date hereof, CBD shall have the right to sell all of its shares as part of such offering, with priority over CGP with respect to up to 90% of the total shares to be offered in such secondary offering. In any other subsequent IPO or FMO (including any secondary offering) (except with respect to any ABB (as defined below) initiated by any party, which shall be subject to paragraph 2.4), the parties shall negotiate in good faith to agree on their respective allocation proportion.

Further, in case of an IPO or a FMO, to the extent CGP and CBD continue to hold shares in Cnova after the completion of such offering, CGP and CBD agree to negotiate in good faith on terms of a mutually acceptable shareholders' agreement.

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2.4. Tag along right, liquidity and *pari passu* treatment

If CGP intends to, directly or indirectly, sell any part of its Cnova shares to any third party (except with respect to sales within the Casino Group, including controlling shareholders of CGP) in any transaction that does not constitute a change of control with respect to Cnova, CBD shall have the right to require the transferee to acquire that portion of CBD's shares in Cnova equal to the portion of CGP's shares proposed to be sold, at or approximately at the same time, and on the same conditions.

In the event CGP intends to, directly or indirectly, sell all or part of its Cnova shares to any third party (except with respect to sales within the Casino Group, including controlling shareholders of CGP) in any transaction that does constitute a change of control with respect to Cnova, CBD shall have the right to require the transferee to acquire all of its shares in Cnova at or approximately at the same time, and on the same conditions.

Reciprocally, by counter-signing this letter, CBD undertakes that if CBD intends to sell or otherwise dispose of all or part of its Cnova shares, directly or indirectly to any third party:

- CBD will first propose CGP to acquire these shares at the price envisaged by CBD for this sale; and
- If CGP does not wish to acquire these shares or CGP and CBD do not agree on the purchase price thereof, CGP shall have the right to require the transferee to acquire up to the same portion of its shares in Cnova at or approximately at the same time, and at the same conditions.

The three paragraphs above will not apply in case of sales of shares on the market, including by way of an accelerated book building, in which one or more financial institution may undertake to dispose of a block of shares in the market on behalf of one or more selling shareholders to third party investors (an "**ABB**"), in each case following the completion of an IPO or an FMO. However, any such sales on the market by means of an ABB by either CGP or CBD shall be done in coordination with the other party and in such a way, in terms of price and volume, to ensure an orderly market.

More generally, in the event of any transfer of Cnova shares by CGP or CBD to any third party, or in the case of any reorganization or corporate transaction involving Cnova resulting in any exchange, redemption or other issuance of Cnova shares, CGP and CBD shall be treated *pari passu* and, as the case may be, CBD or CGP will have the right to transfer or exchange its shares on the same conditions as CGP or CBD, respectively.

2.5. Survival of CBD's rights under this letter

In the case of any reorganization or corporate transaction involving Cnova (including any merger) resulting in an exchange, or a redemption, or an allotment of Cnova shares, except in such transactions where CBD would have the right to sell all of its shares on the same conditions as CGP, CGP shall take all measures to assure that CBD keeps the rights granted to it in this letter or receives rights similar to those granted in this letter with respect to the surviving entity.

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Further, in the case of any corporate reorganization or corporate transaction involving Cnova, CGP shall use its reasonable efforts to cause CBD to receive, as a result of such reorganization, securities that are at least as liquid as the Cnova securities currently held by CBD.

2.6. Miscellaneous

The reciprocal undertakings contained in this letter shall survive until the earlier of (i) the day when CGP no longer controls, directly or indirectly, Cnova, (ii) the day when CBD is no longer a shareholder of Cnova and (iii) the twenty-fifth (25th) anniversary of the date hereof.

The undertakings provided in this letter shall be exclusively governed by Dutch law. Any dispute in connection with this letter shall be exclusively submitted to the jurisdiction of the court of Amsterdam.

For Casino, Guichard-Perrachon
Luis Enrique DEVIS
Director Corporate Development and Holdings
Duly empowered

Counter-signed for acceptance

For Companhia Brasileira de Distribuição

By :

Capacity :

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 8, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.